Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Board of Directors and Shareholder

BioXcel Corporation

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated November 10, 2017, relating to the financial statements of BioXcel Therapeutics, Inc. (the carved-out operations of certain assets and liabilities of BioXcel Corporation) as of December 31, 2016 and 2015 and for each of the years then ended, which is contained in that Prospectus. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

Woodbridge, New Jersey

November 10, 2017